UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TRANSMERIDIAN EXPLORATION

(Name of Issuer)

Common Stock, Par Value $0.0006 Per Share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Rachel Zhang
United Energy Group Limited
Unit 2112, 21F, Two Pacific Place,
88 Queensway, Hong Kong
(852) 2522 8287

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) United Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZHANG HONGWEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D filed on June 23, 2008 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on July 25, 2008, Amendment No. 2 filed on August 5, 2008 and Amendment No. 3 filed on September 24, 2008 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to the common stock, par value $0.0006 per share (“Common Stock”), of Transmeridian Exploration Incorporated (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

On November 15, 2008, as a result of the termination of the Amended and Restated Investment Agreement and the transactions contemplated thereby (as described more fully in Item 4 herein), the Purchase Agreements that were entered into on June 11, 2008 with the Key Senior Preferred Stockholders and Key Junior Preferred Stockholders have been terminated and United is no longer obligated to pay up to a maximum aggregate purchase price of $92.8 million from its internal resources for the Preferred Stock, including the associated Additional Returns, that were to be purchased thereunder.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

On November 15, 2008, United and the Issuer entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the parties agreed to mutually terminate the Amended and Restated Investment Agreement, pursuant to Section 10.01(a) therof, and the Amended and Restated Investor Rights Agreement.  The boards of directors for both United and the Issuer duly authorized the termination of the Amended and Restated Investment Agreement.  Even though the Amended and Restated Investor Rights Agreement would not become effective until the Swap Closing, United and the Issuer agreed to terminate it by written agreement pursuant to Section 4.02(a) of the Amended and Restated Investor Rights Agreement.

The description herein of the terms of the Termination Agreement is not complete and is subject to the terms of the Termination Agreement, attached hereto as Exhibit 12 and incorporated herein by reference.

As a result of the termination of the Amended and Restated Investment Agreement none of the Transactions contemplated by the Amended and Restated Investment Agreement will be consummated, including the following agreements and transactions that have also been terminated.

Sale and Purchase of Preferred Stock

As noted in Item 3 above, the Purchase Agreements have been terminated and all respective irrevocable proxies and voting agreements granted to United pursuant to the terms of the Purchase Agreements are no longer valid or effective.

Stockholder Support and Irrevocable Proxy

As a result of the termination of the Amended and Restated Investment Agreement, the Olivier Proxy Agreement has been terminated pursuant to its terms and the irrevocable proxy with respect to Mr. Olivier’s shares of Common Stock that was granted to United is no longer valid or effective.

The Tender Offer

On November 14, 2008, United announced the termination of the Tender Offer.  Based on the termination of the Tender Offer, United is not required to accept for payment any Preferred Stock tendered pursuant to the Tender Offer.  No Preferred Stock was purchased in the Tender Offer and all Preferred Stock previously tendered and not withdrawn will be returned to the holders thereof as promptly as practicable.

The Exchange Offer

On November 14, 2008, the Issuer and the Senior Notes Issuer announced the termination of the Exchange Offer.  As a result of the termination of the Exchange Offer, the Senior Notes Issuer is not required to accept for exchange any of the Senior Notes, and the previously announced Exchange Offer consideration will not be paid or become payable to holders of the Senior Notes who validly tendered their Senior Notes and delivered their consents in connection with the Exchange Offer and related Consent Solicitation.  All tendered Senior Notes will be returned to the holders thereof as promptly as practicable.  Additionally, the amendments to the indenture governing the Senior Notes set forth in the third supplemental indenture dated as of October 24, 2008 will not become operative.  Further, the amendments contained in the new related security documents will not become operative.

Except as set forth in this Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 12	Termination Agreement, dated as of November 15, 2008, between United Energy Group Limited and Transmeridian Exploration Incorporated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

November 17, 2008	UNITED ENERGY GROUP LIMITED

/s/ Zhang Hongwei
	Name:	Zhang Hongwei
	Title:	Chairman and Executive Director

/s/ Zhang Hongwei
ZHANG HONGWEI